SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         LASER-PACIFIC MEDIA CORPORATION
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                     517923
                                 (CUSIP NUMBER)


                         Ralph J. Sorrentino, President
                    Digital Creative Development Corporation
                             67 Irving Place North
                                   4th Floor
                            New York, New York 10003
                                 (212) 387-7700
                 Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 11, 2000
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d-1(f) or 13d-1(g), check the following box / X /.


1. NAME OF REPORTING PERSON

Digital Creative Development Corporation

S.S. OR IRS IDENTIFICATION NO. OF PERSONS

TIN # 13-4102909

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
               ---
(b)
               ---

3. SEC USE ONLY


4. SOURCE OF FUNDS

WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


               7.   Sole Voting Power:  93,000
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  93,000
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,000 (1)

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%


14. TYPE OF REPORTING PERSON

                        CO

(1) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Ralph J. Sorrentino on this Schedule 13D.





1. NAME OF REPORTING PERSON

Bruce Galloway (for and on behalf of accounts over which he has control)

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   X
                 ---
(b)
     ---

3. SEC USE ONLY


4. SOURCE OF FUNDS

PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES


               7.   Sole Voting Power:  322,400
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,400
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

322,400 (2)

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14. TYPE OF REPORTING PERSON

                        IN

(2) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Ralph J. Sorrentino on this Schedule 13D.



1. NAME OF REPORTING PERSON

Ralph J. Sorrentino

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   X
                 ---
(b)
     ---


3. SEC USE ONLY


4. SOURCE OF FUNDS

PF


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES


               7.   Sole Voting Power:  20,300
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  20,300
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,300  (3)


12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 .3%


14. TYPE OF REPORTING PERSON

                        IN



(3) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Bruce Galloway on this
Schedule 13D.


Item 1. Security and Issuer


        This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.0001 par value per share (the "Shares" or "Common Stock"), of Laser-Pacific Media Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices located at 809 No. Cahuenga Boulevard, Hollywood, California 90038.


Item 2. Identity and Background


(a) Name:  Digital Creative Development Corporation
(b) State of Incorporation:  Delaware
(c) Principal Business: Entertainment content, broadband content delivery, Internet-related business-to-business services
(d) Address of Principal Business: 67 Irving Place North, 4th Floor, New York, New York 10003
(e) Address of Principal Office: 67 Irving Place North, 4th Floor, New York, New York 10003
(f) Involvement in certain legal proceedings:  Not Applicable.
(g) Party to a civil proceeding:  Not Applicable.


* * * * *


(a) Name:  Bruce Galloway
(b) Address:  1325 Avenue of the Americas, 26th Floor, New York, New
York 10019
(c) Principal Occupation: Money manager; Chairman of Digital Creative Development Corporation
(d) Involvement in certain legal proceedings:  Not Applicable.
(e) Party to a civil proceeding:  Not Applicable.
(f) Citizenship:  U.S.


* * * * *


(a) Name:  Ralph J. Sorrentino
(b) Address:  67 Irving Place North, 4th Floor, New York, New York
10003
(c) Principal Occupation: Chief Executive Officer, President, Digital Creative Development Corporation, 67 Irving Place North, 4th Floor, New York, New York 10003
(d) Involvement in certain legal proceedings:  Not Applicable.
(e) Party to a civil proceeding:  Not Applicable.
(f) Citizenship:  U.S.


Item 3. Source and Amount of Funds or other Consideration


        The source of funds for the acquisition of the Common Stock by Digital Creative Development Corporation ("Digital") was working capital. The source of funds for the acquisition of the Common Stock by Bruce Galloway and Ralph J. Sorrentino were personal funds, including, in the case of Mr. Galloway, funds from investment accounts over which Mr. Galloway has discretion.


Item 4. Purpose of Transaction


        As reported in the Reporting Persons' Schedule 13G dated August 1, 2000 (the "Schedule 13G"), the Reporting Persons initially acquired the Common Stock for investment purposes. There have been no transactions by the Reporting Persons in the Common Stock since the filing of the Schedule 13G. As investors, the Reporting Persons have continued to investigate the business and operations of the Issuer and, as the business of Digital has continued to evolve, the Reporting Persons have considered (and are continuing to review) the potential synergies between Digital and the Issuer. The Reporting Persons have held preliminary discussions with the Issuer about a possible combination of their respective businesses or other possible transactions but such discussions have not progressed and an initial non-binding letter from Digital to the Issuer intended to determine any interest in a possible transaction has elicited no formal response. The Reporting Persons are continuing to explore options with respect to the business of the Issuer, and such options may include (a) the acquisition of additional securities of the Issuer or (b) formal proposals for consummation of an extraordinary corporate transaction between Digital and the Issuer, including, for example, a merger or other acquisition. The Reporting Persons intend to engage in discussions with the Issuer about the type of transaction that would benefit both Digital and the Issuer and maximize shareholder value. Except as described in this Item 4, the Reporting Persons currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5. Interest in Securities of the Issuer.


        Ralph J. Sorrentino


(a) Mr. Sorrentino beneficially owns an aggregate of 20,300 shares of Common Stock, representing .3% of the outstanding shares of Common Stock of the Issuer.

(b) Mr. Sorrentino possesses sole power to vote and to dispose or direct the disposition of all 20,300 shares of Common Stock.

(c) There have been no transactions by the Reporting Person in the Common Stock since the filing of the Schedule 13G.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


Digital Creative Development Corporation


(a) Digital beneficially owns an aggregate of 93,000 shares of Common Stock, representing 1.2% of the outstanding shares of Common Stock of the Issuer.

(b) Digital possesses sole power to vote and to dispose or direct the disposition of all 93,000 shares of Common Stock.

(c) There have been no transactions by the Reporting Person in the Common Stock since the filing of the Schedule 13G.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


Bruce Galloway

(a) Bruce Galloway beneficially owns an aggregate of 322,400 shares of Common Stock, representing 4.2% of the outstanding shares of Common Stock of the Issuer.

(b) Bruce Galloway possesses sole power to vote and to dispose or direct the disposition of all 322,400 shares of Common Stock.

(c) There have been no transactions by the Reporting Person in the Common Stock since the filing of the Schedule 13G.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


        There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer among the Reporting Persons except for
(i) the Agreement for filing Schedule 13G in respect of the Reporting Persons' previously filed Schedule 13G and (ii) general understandings and discussions about exploring opportunities with respect to possible transactions with the Issuer.


Item 7. Material to be filed as Exhibits.


1. Agreement for Filing Schedule 13D.

2. Letter dated September 15, 2000 to the Issuer from Digital
Creative Development Corporation.



SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 2000                        DIGITAL CREATIVE DEVELOPMENT
  CORPORATION


By:    /s/ Ralph J. Sorrentino
   Name:  Ralph J. Sorrentino
   Title:  President and Chief
 Executive Officer




                                                         /s/ Ralph J. Sorrentino
                                                           Ralph J. Sorrentino



                                                              /s/ Bruce Galloway
                                                                Bruce Galloway



EXHIBIT INDEX



1. Agreement for Filing Schedule 13D.

2. Letter dated September 15, 2000 to the Issuer from Digital Creative Development Corporation.



EXHIBIT 1 TO SCHEDULE 13D


Agreement for Filing Schedule 13D




        Pursuant to the requirements of Regulations 13d-1, Bruce Galloway, Digital Creative Development Corporation and Ralph J. Sorrentino each agree that
Schedule 13D filed by them with regard to Laser-Pacific Media Corporation's common stock is filed on behalf of each of them.






                                                              /s/ Bruce Galloway
                                                                 Bruce Galloway



                                                    DIGITAL CREATIVE DEVELOPMENT
                                                     CORPORATION



                                                  By:    /s/ Ralph J. Sorrentino
                                                      Name:  Ralph J. Sorrentino
                                                      Title:  President


                                                         /s/ Ralph J. Sorrentino
                                                           Ralph J. Sorrentino



Cusip No. 517923               13D                             Page 9 of 9 Pages

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